NAME OF REGISTRANT: Tyson Foods, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal on Tyson Foods, Inc.’s 2022 Proxy Statement:

Report on Sustainable Packaging Efforts

Tyson Foods, Inc. Symbol: TSN

Filed by: Green Century Capital Management, Inc.

Green Century Capital Management, Inc. seeks your support for the plastic packaging-related proposal filed at Tyson Foods, Inc. (hereby referred to as “Tyson” or “the Company”) in the 2022 proxy statement, which asks the Company to increase its sustainable packaging efforts. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential reputational, regulatory, competitive, and market risks.

Resolved:  Shareholders request that Tyson issue a report, at reasonable cost and omitting proprietary information, assessing if and how the Company can increase the scale, pace, and rigor of its sustainable packaging efforts by reducing its absolute plastic packaging use.

Supporting Statement: Proponents defer to management on the content of the report, but suggest that indicators meaningful to shareholders may include:

•	Quantitative, time-bound goals for reducing absolute plastic use, reducing virgin plastic use, and increasing post-consumer recycled plastic use; and
•	Annual disclosure of metrics related to the Company’s plastic use.

RATIONALE FOR A “YES” VOTE

1.	Reputational risk – Consumers are concerned about the environmental impact of plastic packaging and are willing to change their shopping habits to avoid it.
2.	Regulatory risk – Tyson may be unprepared to comply with new and upcoming legislation on plastic packaging.
3.	Insufficient disclosure – Unlike industry peers, Tyson does not report quantitative information about its packaging footprint to investors.
4.	Competitive risk and loss of market access – Tyson’s packaging policies lag those of competitors and may put the Company’s access to key customers at risk.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management, Inc. urges shareholders to vote for Item Number 3 following the instruction provided on the management’s proxy mailing.

BACKGROUND

Plastic pollution is a growing problem globally. Less than one fifth of all plastic is recycled,i with the majority sent either to landfill or released into the environment.ii Packaging that is used once and then discarded accounts for around 40% of plastic use today and is a major contributor to the 18 billion pounds of plastic waste that enter oceans and waterways every year. iii

When plastic is released into the environment, it can greatly impact biodiversity and human health. Animals like seabirds and fish can accidentally ingest or entangle themselves in plastic waste, which is estimated to kill over one million marine animals every year.iv When sea animals accidentally eat plastic, the material can also work its way up the food chain to species eaten by humans. As a result, it is estimated that humans ingest about a credit card’s worth of plastic every week.v While the full extent of its impact on human health is not yet known, current levels of microplastic consumption have been found to cause cell death and allergic responses.vi

Plastic production and pollution also contribute to climate change and may undermine the world’s ambitious goal to limit warming to 1.5 degrees Celsius. Plastic production and use is projected to take up 10-13% of the entire remaining carbon budget between now and 2050.vii Plastic that enters the ocean has also been shown to impact the ocean’s ability to sequester carbon, an ecosystem service critical to limiting temperature rise.viii

While all types of plastic can negatively impact the environment, certain plastics are more problematic than others. For example, plastic film, which Tyson uses to wrap meat and in bags for some of its frozen products,ixx can damage traditional recycling equipment and therefore is not commonly curbside recyclable.xi While some plastic film can be brought to drop-off bins in retail stores, options are becoming more limited.xii Polystyrene foam, which Tyson uses in trays, is very difficult to recycle.xiii The material is also toxic and can leach carcinogenic chemicals into food with which it comes in contact.xiv

Historically, recycling has been touted as the solution to the plastic pollution problem;xv however, to effectively mitigate the worst impacts of this crisis, experts say that reducing global plastic use is key. A landmark study released by the Pew Charitable Trust in 2020 found that current commitments from government and industry will only stem the flow of plastic pollution to the ocean by 7% by 2040 and corporations must reduce their absolute use of plastic by one-third by 2040 in order to bring the plastic pollution problem under control.xvi

RATIONALE FOR A “YES” VOTE

Tyson uses significant amounts of plastic packaging, including problematic plastics such as plastic film and polystyrene foam;xvii,xviii however, the impact of the Company’s plastic use is not entirely clear to investors. The Company does not provide comprehensive disclosures about the packaging materials it uses,xix nor does it have measurable, time-bound goals for increasing the sustainability of its packaging.xx

1.	Reputational risk

Consumers are increasingly concerned about the plastic waste crisis, and surveys show that they are willing to change their shopping habits in order to reduce their consumption of plastic packaging. Tyson may become vulnerable to reputational risk if it does not take steps to improve the sustainability of its packaging, especially regarding its use of single-use plastic packaging.

•	A Shelton Group survey found plastic pollution to rank higher than climate change as the top environmental concern among Americans, likely due to the immediate visibility of the issue to consumers. In the same survey 80% of respondents said they would change their shopping habits to avoid single-use plastic packaging, if given the option.xxi
•	Eighty-four percent of U.S. shoppers are concerned about plastic and packaging waste, according to a 2021 Consumer Brands/Ipsos survey.xxii
•	According to the 2020 Deloitte Millennial Survey, two-thirds of millennial respondents said they are taking steps to reduce their personal consumption of single-use plastics. Both millennial and Gen Z respondents named protecting the environment as their top societal concern.xxiii
•	Meat industry outlet, The National Provisioner, has published numerous articles in recent years highlighting sustainable packaging as key to maintaining consumer engagement with meat products.xxiv,xxv

2.	Regulatory risk

As public awareness of the plastic pollution problem grows, many states are regulating single-use plastic packaging. This legislative trend does not show any signs of slowing down, posing potential regulatory risk to Tyson.

•	In 2021, Maine and Oregon became the first states in the country to adopt extended producer responsibility (EPR) laws,xxvi,xxvii and nine other states considered legislation, suggesting that similar laws are likely to pass elsewhere in the coming years.xxviii EPR laws hold producers financially responsible for the end-of-life disposal costs of their product packaging.xxix Some would place higher fees on types of packaging that are not recyclable, such as plastic film and polystyrene foam used in many Tyson products.xxx
o	Maine has suggested that producers that wish to minimize their financial obligation associated with the new EPR law should work to reduce the total amount of packaging they produce and to increase the recyclability of the packaging they do use.xxxi
•	States are also passing legislation to require minimum levels of recycled content in consumer packaging. For example, Washington and Connecticut both passed laws in 2021 that will require a minimum percentage of recycled content in certain plastic product packaging sold in the state.xxxii Other states will likely follow suit in the coming years.

Based on Tyson’s currently available disclosures, the Company may be required to pay more than others when subject to EPR laws, and it may not be prepared to meet state-mandated minimums for recycled content.

3.	Insufficient disclosure

Disclosing quantitative plastic footprint information is critical to investors’ understanding of how a company is managing plastic-related risks. Food companies now commonly disclose metrics related to how much plastic packaging they use on an annual basis and the percentage of annual plastic use that is made from recycled plastic. Tyson does not provide any of these now-commonplace disclosures.xxxiii In its opposition statement the Company does provide the percentage of its packaging that is made from post-consumer and post-industrial recycled material; however, it is unclear whether those numbers refer to its entire packaging footprint across all material types or solely to its plastic packaging.xxxiv

•	JBS reports on numerous metrics related to the company's packaging, including the percentage of its packaging portfolio that is made of plastic and the percentage of packaging made from renewable materials.xxxv
•	Sanderson Farms reports the percentage of its packaging footprint that is made from recyclable or reusable materials.xxxvi
•	Hormel Foods reports the percentage of its product packaging that is recyclable or made from recycled materials.xxxvii

4.	Competitive risk and loss of market access

Tyson lags competitors, as well as other food industry peers, in setting goals to reduce the impact of plastic packaging waste. In a scorecard ranking corporate plastic commitments, shareholder advocacy group As You Sow gave Tyson a D- grade.xxxviii Although the Company notes in its opposition statement that it was able to improve its grade from an F to a D-,xxxix this new grade still places the Company behind 33 others ranked in the scorecard and does not alter the laggard status of the Company’s plastic packaging efforts.

•	Smithfield Foods recently announced two goals aimed at mitigating plastic-related risk. The company will make all packaging recyclable, reusable, or industrially compostable and reduce the use of virgin petroleum-based plastic by half by 2030. The company is also working to identify replacements for Styrofoam trays.xl
•	JBS subsidiary Pilgrim’s UK has goals to remove all unnecessary single-use plastic from its operations by 2021 and to eliminate all single-use black plastic from completed products. The company also has a goal to reduce the amount of packaging used per kilogram of product year over year.xli

•	Nestlé has goals to make 100% of its packaging recyclable or reusable and to reduce its use of virgin plastic by one-third by 2025.xlii

•	Conagra Brands has a goal to make 100% of its plastic packaging renewable, recyclable, or compostable by 2025. The company is working to avoid 33 million pounds of plastic through packaging innovations as part of its 2025 sustainable packaging journey.xliii

The Company’s lagging plastic packaging efforts also fail to align with those of its customers, many of whom have extensive initiatives in place to address their owned-brand plastic packaging. As retailers’ own efforts progress, their attention will likely turn to their suppliers. Tyson could risk losing market access if it hinders progress toward its customers’ plastic packaging goals. The following retailers sell Tyson’s products and faced shareholder resolutions during the 2021 proxy season similar to one Tyson is now facing, demonstrating increased investor concern on this issue.

•	Walmart is Tyson’s largest customer, as disclosed in the Company’s 2021 10-K.xliv The company has goals to achieve 100% recyclable, reusable, or industrially compostable owned-brand packaging and to use 17% post-consumer recycled content in plastic owned-brand packaging by 2025.xlv Walmart has also committed to reducing its use of virgin plastic in owned-brand packaging by 15% by 2025, following a plastic-related shareholder proposal filed last year.xlvi
o	Walmart has an initiative called “Project Gigaton,”xlvii a program designed to help the company address its Scope 3, or value chain, emissions. As part of this program, Walmart also aspires to achieve zero waste across its whole supply chain and encourages its suppliers to set sustainable packaging goals.xlviii
•	Target has set numerous goals to address its owned-brand plastic use, including to incorporate 20% post-consumer recycled content and to reduce virgin plastic use by 20% by 2025.xlix The company agreed to the last goal after a plastic-related shareholder proposal was filed last year.[l]
•	Kroger has also set goals to achieve 100% recyclable, compostable and/or reusable owned-brand packaging and to incorporate at least 10% recycled content into owned-brand packaging by 2030.li Nearly a majority of Kroger shareholders voted in favor of a 2021 shareholder proposal filed with the company, urging it to reduce its use of plastic packaging.lii

In its opposition statement Tyson says that it works with the Ellen MacArthur Foundation’s New Plastics Economy Global Commitment, a collaborative effort comprising more than 500 organizations working toward a circular economy for plastics.liii Tyson is not, however, listed as an official signatory to the Global Commitment, in contrast to customers and food industry peers like Walmart, Target, Nestlé, Mondelez, Kellogg, and others.liv Investors would welcome Tyson becoming a signatory of this initiative.

CONCLUSION

Plastic packaging pollution is a rising concern among consumers and is garnering increased attention from legislators. Investors are concerned that Tyson may face material financial risk if the Company does not take steps to mitigate the risks associated with its use of plastic packaging, such as by disclosing information related to its packaging footprint and setting measurable, time-bound goals to reduce its plastic use.

Shareholders are urged to vote FOR the proposal asking Tyson to reduce its absolute use of plastic packaging.

For questions regarding this proposal, please contact Annalisa Tarizzo, Green Century Capital Management, atarizzo@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Capital Management, Inc. is not able to vote your proxies, nor does this communication contemplate such an event.  Green Century Capital Management, Inc. urges shareholders to vote for Item Number 3 following the instruction provided on the management’s proxy mailing.

ii https://www.nationalgeographic.com/science/article/plastics-facts-infographics-ocean-pollution

ii https://www.unep.org/interactive/beat-plastic-pollution/

iii https://www.nationalgeographic.com/science/article/plastics-facts-infographics-ocean-pollution

iv http://www.unesco.org/new/en/natural-sciences/ioc-oceans/focus-areas/rio-20-ocean/blueprint-for-the-future-we-want/marine-pollution/facts-and-figures-on-marine-pollution/

v https://www.cnn.com/2019/06/11/health/microplastics-ingestion-wwf-study-scn-intl/index.html

vi https://www.theguardian.com/environment/2021/dec/08/microplastics-damage-human-cells-study-plastic

vii https://www.ciel.org/project-update/plastic-climate-the-hidden-costs-of-a-plastic-planet/

viii https://yaleclimateconnections.org/2019/08/how-plastics-contribute-to-climate-change/

ix https://www.tyson.com/products/fresh-chicken/

x https://www.tyson.com/products/breaded-chicken/

xi https://how2recycle.info/sdo

xii https://www.wastedive.com/news/plastic-film-bag-takeback-chemical-recycling-coronavirus/592503/

xiii https://www.airseacontainers.com/blog/is-styrofoam-packaging-recyclable

xiv https://cehn.org/our-work/eco-healthy-child-care/ehcc-faqs/faqs-styrofoam/

xvhttps://www.npr.org/2020/09/11/897692090/how-big-oil-misled-the-public-into-believing-plastic-would-be-recycled

xvi https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf

xvii https://www.tyson.com/products/fresh-chicken/

xviii https://www.tyson.com/products/breaded-chicken/

xix https://www.tysonsustainability.com/esg-data-center/

xx https://www.tysonsustainability.com/progress-report/performance/goals

xxi https://www.globenewswire.com/news-release/2019/06/19/1871135/0/en/Americans-Are-More-Concerned-About-Plastic-in-Oceans-Than-Climate-Change.html

xxii https://www.newsweek.com/87-percent-american-shoppers-concerned-about-plastics-packaging-waste-poll-1617272

xxiii https://www2.deloitte.com/content/dam/Deloitte/global/Documents/About-Deloitte/deloitte-2020-millennial-survey.pdf

xxiv https://www.provisioneronline.com/articles/111584-convenience-and-sustainability-remain-driving-forces-for-consumers

xxv https://www.provisioneronline.com/articles/109201-making-meat-packaging-more-sustainable

xxvi https://www.wastedive.com/news/extended-producer-responsibility-packaging-maine-oregon/602479/

xxvii https://www.wastedive.com/news/oregon-epr-packaging-truth-in-labeling-living-wage/602640/

xxviii https://www.wastedive.com/news/2021-state-extended-producer-responsibility-recycling/594873/

xxix https://www.worldwildlife.org/blogs/sustainability-works/posts/what-is-extended-producer-responsibility-epr

xxx https://uspirg.org/sites/pirg/files/reports/US_PIRG_EA_Break%20the%20Waste%20Cycle-scrn_0.pdf

xxxi https://www.maine.gov/dep/waste/recycle/epr.html

xxxii https://www.natlawreview.com/article/states-and-federal-government-continue-to-advance-plastics-recycling-and-minimum

xxxiii https://www.tysonsustainability.com/esg-data-center/

xxxiv https://d18rn0p25nwr6d.cloudfront.net/CIK-0000100493/2a1ce5de-2523-4861-9f8e-8d09a0d3a49a.pdf

xxxv https://jbs.com.br/en/sustainability/environmental-management/packaging/

xxxvi https://cloud.3dissue.com/112651/113007/132393/2020SFICorpResponsibilityReport/index.html?r=69#

xxxvii https://csr.hormelfoods.com/environment/packaging/

xxxviii https://static1.squarespace.com/static/59a706d4f5e2319b70240ef9/t/6154c623609b283fdc013b6c/1632945709916/AsYouSow2021_PlasticsScorecard_fin-v2_20210927.pdf

xxxix https://d18rn0p25nwr6d.cloudfront.net/CIK-0000100493/2a1ce5de-2523-4861-9f8e-8d09a0d3a49a.pdf

xl https://investors.smithfieldfoods.com/2021-03-15-Smithfield-Foods-Announces-New-Recyclable-Packaging-and-Plastic-Reduction-Commitments

xli https://www.pilgrimsuk.com/sustainability/sustainable-packaging/

xlii https://www.nestle.com/csv/global-initiatives/zero-environmental-impact/packaging-plastic-pollution/vision-commitments xliii https://www.conagrabrands.com/sites/g/files/qyyrlu371/files/2021-06/Conagra%20Brands%20Citizenship%20Report%202020.pdf

xliv https://d18rn0p25nwr6d.cloudfront.net/CIK-0000100493/0e19ce7f-8326-4529-9ad7-1f6a929f3dd8.pdf

xlv https://www.walmartsustainabilityhub.com/waste/sustainable-packaging/goals xlvi https://progressivegrocer.com/walmart-commits-reduce-plastic-15 xlvii https://www.walmartsustainabilityhub.com/climate/project-gigaton xlviii https://www.walmartsustainabilityhub.com/climate/project-gigaton/packaging xlix https://corporate.target.com/corporate-responsibility/planet/sustainable-products

l https://packagingrevolution.net/target-announces-new-plastic-packaging-reduction-goal/

li https://www.thekrogerco.com/wp-content/uploads/2021/07/Kroger-2021-ESG-Report.pdf lii https://www.asyousow.org/press-releases/2021/6/29/kroger-shareholders-support-proposal-cuts-single-use-plastic liii https://ellenmacarthurfoundation.org/global-commitment/overview liv https://ellenmacarthurfoundation.org/global-commitment/signatory-reports